UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, August 2025

Commission File Number 001- 42606

CONCORDE INTERNATIONAL GROUP LTD

(Translation of registrant’s name into English)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Changes in Registrant’s Certifying Accountant

Former Independent Registered Public Accounting Firm

On August 1, 2025, the Audit Committee of the Board of Directors of Concorde International Group Ltd. (the “Company”) ratified the dismissal of Kreit & Chiu CPA LLP (“Kreit & Chiu”) as independent registered public accounting firm of the Company, effective immediately.

The audit reports of Kreit & Chiu on the Company’s consolidated financial statements as of and for the years ended December 31, 2024 and 2023 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years, and for the subsequent interim period through August 5, 2025, the Company had no “disagreements” (as described in Item 16F(a)(1)(iv) of Form 20-F) with Kreit & Chiu on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Kreit & Chiu, would have caused it to make reference in connection with its opinion to the subject matter of the disagreements.

During the Company’s two most recent fiscal years, and for the subsequent interim period through August 5, 2025, there were no reportable events (as defined by Item 16F(a)(1)(v) of Form 20-F), except for the material weaknesses in the Company’s internal control over financial reporting previously disclosed in the Company’s annual report on Form 20-F, as filed with the U.S. Securities and Exchange Commission (“SEC”) on May 15, 2025, regarding (i) lack of proper segregation of duties over the execution and approval of journal entries and financial processes; (ii) lack of proper training of the accounting staff to ensure consistent application of IFRS as well as compliance with related financial reporting guidelines; and (iii) ineffective design of review controls regarding both routine accounting processes and accounting treatments for complex transactions to ensure that accounting transactions are properly recognized and measured in the consolidated financial statements.

In accordance with Item 16F(a)(3) of Form 20-F, the Company furnished Kreit & Chiu with a copy of this Form 6-K, providing Kreit & Chiu with the opportunity to furnish the Company with a letter addressed to the SEC stating whether it agrees with the statements made by the Company herein in response to Item 16F(a) of Form 20-F, and if not, stating the respects in which it does not agree. Attached as Exhibit 15.1 is a copy of Kreit & Chiu’s letter addressed to the SEC relating to the statements made by the Company in this report.

New Independent Registered Public Accounting Firm

On August 1, 2025, the Audit Committee of the Board of Directors of the Company approved the appointment of Assentsure PAC (“Assentsure”) as its new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ended December 31, 2025 and to review the Company’s financial statements for the six months ended June 30, 2025.

During the Company’s two most recent fiscal years and through the subsequent interim period to August 5, 2025, the Company did not consult Assentsure with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Assentsure concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of either a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 15.1	Letter from Kreit & Chiu CPAs LLP, dated August 5, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 5, 2025	CONCORDE INTERNATIONAL GROUP LTD

	By:	/s/ Swee Kheng Chua
Swee Kheng Chua
Chief Executive Officer and Chairman

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